John E. Lux, Esq.	1629 K Street, Suite 300
Washington, DC 20006
Lux Law, pa	(202) 780-1000
john.lux@securities-law.info

June 25 , 2019

Karina Dorn

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Aureus Inc. Offering Statement on Form 1-A Filed May 29, 2019 File No. 024-11008

Dear Attorney Dorn:

On behalf of Aureus, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 20, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-

A Risk Factors

Risks Relating to our Common Stock and Offering

Because directors and officers current and for the foreseeable future will continue to control, page 13

1.	Please expand your disclosure to discuss your Series A Preferred Stock. In this regard, we note you disclose on page 35 that as along as at least one share of your Series A Preferred Stock is outstanding, such Preferred Stock shall represent 66 2/3% of all votes entitled to be voted at any annual or special meeting of shareholders and that all such shares are held by Everett Dickson, the company's President. In addition, please file all instruments defining rights of security holders, such as the notice of designation of preferred stock.

The following risk factor has been added:

Current Management has Voting Control of the Company.

As along as at least one share of our Series A Preferred Stock is outstanding, such Preferred Stock shall represent 66 2/3% of all votes entitled to be voted at any annual or special meeting of shareholders. All outstanding shares of our Series A Preferred Stock are held by Everett Dickson, the Company's President. Thus, Mr. Dickson has and will continue to have, voting control of the Company. See “DESCRIPTION OF SECURITIES – Series A Convertible Preferred Stock” and ”PRINCIPAL SHAREHOLDERS – Series A Convertible Preferred Stock.”

All instruments defining rights of security holders, including the notice of designation of preferred stock have been filed as Exhibits.

Use of Proceeds, page 14

2.	We note you intend to apply a portion of your net proceeds to discharge bank debt. Please describe the material terms of such bank debt. Refer to Instruction 6 to Item 6 of Form 1- A.

The following gives the material terms of the bank debt and has been added to the offering document.

YIC Acquisitions assumed three loans. The first loan was an SBA loan with a balance of $1,061,077.80 and annual interest of 7.5%. The loan has monthly payments and matures March 13, 2026.

The second loan is a line of credit with a balance of $816,831.51 and an annual interest rate of 6.5%. Payment on this line of credit are monthly.

The third loan is for a truck with a balance of $17,944.87 and annual interest of 4.95%. This loan has monthly payments and matures May 6, 2020.

Distribution, page 17

3.	We note you state that all subscriptions are irrevocable and that the purchase price is non- refundable. Please expand your disclosure to explain when you will accept subscriptions and file the subscription agreement that will be used in this offering as an exhibit to the Form 1-A. Refer to Item 17.4 of Form 1-A.

The section on subscriptions been amended to read as follows:

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. The Company will accept subscription agreements upon approval. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Upon approval of a subscription agreement, subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

The Subscription Agreement has been filed as an Exhibit.

4.	Disclosure here indicates that you will use an online platform to offer your common stock on a best efforts basis. Please describe the online platform on which you will offer your common stock.

We will not be using an online platform and this reference has been deleted.

Business, page 21

5.	Please revise your disclosure to clarify the material terms and status of your acquisition agreement with Yuengling's Ice Cream Corp. In this regard, we note you have filed as Exhibit 6.9 a "letter of intent" to purchase all of the assets of Yuengling's Ice Cream Corp. dated March 26, 2019, but your press release issued February 28, 2019 states you "formally closed" your merger with Yuengling's Ice Cream Online Distributors, LLC, which is the exclusive online purveyor of the Yuengling Ice Cream Brand. We further note you issued a press release on May 13, 2019 that indicates you exclusively operate Yuengling's online sales, as well as select Yuengling retail distribution. Please file any related material agreements, including any definitive acquisition agreement, as exhibits to your filing.

This disclosure has been amended to read as follows:

The Company has acquired all of the assets of Yuengling's Ice Cream Corp. Yuengling's was in default on loans from Mid Penn Bank totaling $1,895,864.16.

Under the terms of the security agreement between Mid Penn Bank and Yuengling's, Mid Penn Bank had the immediate right to take possession of and sell any and all collateral as a repossessing creditor. Yuengling's consented to have Mid Penn Bank sell the collateral to the Company by way of a private sale under Pennsylvania's

Article 9 of the UCC, 13 Pa.CS.A. § 9610. Yuengling's and Mid Penn Bank agreed to permit Mid Penn Bank to take control of the collateral and to sell the collateral to the Company so long as the Company assumed all secured debt of Yuengling's.

The Company consummated this transaction through its wholly-owned subsidiary. YIC Acquisitions Corp. YIC Acquisitions has fully and unconditionally assumed all of the obligations, liabilities, covenants, representations, and warranties of Yuengling's and fully and unconditionally assumed and agreed to pay the unpaid balance of the indebtedness. The Company has entered into a security agreement with Mid-Penn Bank covering all of the purchased assets and the debt assumed by the Company in the amount of $1,895,864.16.

Prior to this closing, Yuengling's Ice Cream Online Distributors, LLC had marketing agreement to sell Yuengling's products online. This agreement was extinguished by the asset sale.

All relevant documents have been filed as Exhibits.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux